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                                                             Exhibit 99(a)(5)(A)


For Immediate Release                            Media Contacts: Hannah S. Burns
                                                                  (212) 526-4064

                                                  Investor Contact: Shaun Butler
                                                                  (212) 526-8381


              LEHMAN BROTHERS ANNOUNCES THAT NEUBERGER BERMAN, ITS
             WHOLLY OWNED SUBSIDIARY, HAS COMMENCED THE PUT OPTION
                      EXERCISE PERIOD FOR LYONSTM DUE 2021

         NEW YORK, NY--November 17, 2003--Lehman Brothers Holdings Inc. today announced that holders of Liquid Yield Option(TM) Notes due 2021 (Zero Coupon-Senior) (the "LYONs") of Neuberger Berman Inc., its wholly owned subsidiary, have the right, at the holder's option, to surrender their LYONs for purchase during the period that begins today and ends on Monday, December 15, 2003. Pursuant to the indenture under which the LYONs were issued in May of 2001, as supplemented, each holder of the LYONs has the right to require Neuberger to purchase, on Tuesday, December 16, 2003, all or part of such holder's LYONs at a price equal to $881.54 per $1,000 principal amount at maturity (which represents the issue price plus accrued original issue discount and accrued but unpaid interest through the purchase date). The right of holders to put the LYONs to Neuberger arises as a result of Neuberger's acquisition by Lehman Brothers Holdings Inc., which was consummated on October 31, 2003.

         In order to surrender LYONs for purchase, a change in control purchase notice must be delivered to The Bank of New York, the Tender Agent for the put option, on or before 5:00 p.m., New York City time, on Monday, December 15, 2003. Holders may withdraw any LYONs previously surrendered for purchase at any time prior to that time. The due date for surrender of LYONs for purchase will not be extended.

         Neuberger, together with its corporate parent Lehman Brothers Holdings, filed a Tender Offer Statement on Schedule TO related to the put option with the Securities and Exchange Commission today. Neuberger will make available to LYONs holders, through the Depository Trust Company, documents specifying the terms, conditions and procedures for surrendering and withdrawing LYONs for purchase. These documents may also be obtained by calling The Bank of New York at 212-815-5788, or from the SEC's website, www.sec.gov. LYONs holders are encouraged to read these documents carefully before making any decision with respect to the surrender of LYONs because these documents contain important information regarding the details of Neuberger's obligation to purchase the LYONs.

         Separately, the LYONs are currently convertible until November 17, 2003, at the holder's option, into $131.80 in cash and 6.5843 shares of Lehman Brothers common stock per $1,000 principal amount at maturity of LYONs.

         This press release does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell the LYONs. The offer to purchase is made solely by Neuberger's change in control notice dated November 17, 2003, which was filed as an exhibit to Neuberger's and Lehman Brothers' Schedule TO.

About Neuberger

         Neuberger Berman Inc., through its subsidiaries, is an investment advisory company with $63.7 billion in assets under management, as of June 30, 2003. For 64 years, it has provided clients with a broad range of investment products, services and strategies for individuals, families, and taxable and non-taxable institutions. Neuberger engages in wealth management services, including private asset management, tax and financial planning, and personal and institutional trust services; mutual funds, institutional. management and alternative investments;


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and professional securities services. Neuberger is a direct, wholly owned subsidiary of Lehman Brothers Holdings. Its Web site, and this news release, can be accessed at www.nb.com.

About Lehman Brothers

         Lehman Brothers, an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients, and high-net-worth individuals worldwide. Founded in 1850, Lehman Brothers maintains leadership positions in equity and fixed income sales, trading and research, investment banking, private equity, and private client services. It is headquartered in New York, London, and Tokyo and operates in a network of offices around the world. For further information about Lehman Brothers' services, products, and recruitment opportunities, please visit its Web site at www.lehman.com.

                                      # # #

"Liquid Yield Option" and "LYONs" are Trademarks of Merrill Lynch & Co., Inc.


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